August 6, 2013	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Perry Hindin, Special Counsel

Office of Mergers and Acquisitions

RE:	Multiband Corporation

Schedule TO-I

Filed July 31, 2013

File No. 005-36987

Ladies and Gentlemen:

On behalf of Multiband Corporation (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Mr. Perry Hindin, dated August 2, 2013 (the “Comment Letter”) to the Company’s Tender Offer on Schedule TO-I filed on July 31, 2013 (the “Schedule TO”). For the Staff’s convenience, our response is preceded by the related Staff Comment. Simultaneous with our submission of this letter via EDGAR, we are filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) with changes responsive to the Staff’s comments.

Offer to Purchase for Cash Outstanding Options

General

1.	A review of the company’s Form S-8 filed on October 11, 2011 indicates that the company also has a 2000 Non-Employee Directors Stock Compensation Plan. Please advise us if there are any other options outstanding that have been issued pursuant to stock compensation plans other than the 1999 Stock Compensation Plan. To the extent there are any options outstanding that are not eligible to participate in this tender offer, please provide us with a legal analysis explaining why the current offer complies with the all holders rule set forth in Exchange Act Rule 13e-4(f)(8)(i).

August 6, 2013

Securities and Exchange Commission

Response #1

The Company has two stock option plans, the 1999 Stock Compensation Plan (the “1999 Plan”) and the 2000 Non-Employee Director Stock Compensation Plan (the “2000 Plan”). There are options outstanding under both Plans. In May, the Company entered into a cash-out Merger Agreement with Goodman Networks Incorporated that contains, among other things, a condition requiring that all outstanding options be cancelled. The terms of the 2000 Plan permit the Company to cancel options issued thereunder in connection with the merger without the holders’ consent, but the terms of the 1999 Plan do not. As a result, the Company’s Board has taken action to approve the cancellation of the options outstanding under the 2000 Plan in connection with the merger. However, because the Company must obtain the consent of each holder of an option under the 1999 Plan to amend his or her option and effect its cancellation in connection with the merger, the Company determined to conduct a tender offer subject to Rule 13e-4 pursuant to which the Company has offered consideration in exchange for the tender of the option, and a tender is deemed to be an amendment to the option to effect its cancellation at the completion of the tender offer, which is expected to be substantially concurrent with the completion of the merger.

Exchange Act Rule 13e-4(f)(8)(i) provides that “[n]o issuer or affiliate shall make a tender offer unless: (i) [t]he tender offer is open to all security holders of the class of securities subject to the tender offer”. Notwithstanding the foregoing, we respectfully submit that the tender offer complies with Rule 13e-4(f)(8)(i) because first, the Company is treating the holders of options under the 1999 Plan as a distinct class from the holders of options of the 2000 Plan, and further with respect to the holders of options under the 1999 Plan, the Company is treating holders of options under the 1999 Plan with an exercise price equal to or above $3.25 as a distinct class, and all holders with a particular exercise price equal to or below $3.25 as a distinct class, as further described below. The terms of the two plans differ in many respects, including, without limitation, who is eligible to receive options under the plan and whether the Board can cancel the options in connection with the merger without the consent of the optionholder. As a result, the Company believes that the tender offer complies with the all holders rule even though the holders of options under the 2000 Plan are not eligible to participate in the tender offer. As a practical matter, the holders of options under the 2000 Plan are entitled to the same consideration as holders of options under the 1999 Plan (depending on the exercise price of the options), but the holders of options under the 2000 Plan are being cashed out involuntarily because the terms of the 2000 Plan permit such treatment. The Company also believes that the tender offer complies with the all holders rule with respect to options under the 1999 Plan with different exercise prices because although the actual dollar amount paid with respect to options with different exercise prices may differ, all consideration is based on the same formula, which is: the greater of (i) the excess if any, of $3.25 over the per share exercise price of the applicable Employee Option, or (ii) $0.50 for each share subject to the Employee Option. All option holders with exercise prices less than $3.25, or “in-the-money” options, would receive their applicable per share “spread,” or the difference between $3.25 and their respective exercise prices (or $0.50 per share, if the spread is less than that amount). For example, all option holders holding options with an exercise price of $2.25 would receive $1.00 per option.

August 6, 2013

Securities and Exchange Commission

All holders of “underwater” options, or options with exercise prices equal to or greater than $3.25, are treated as a single class. All option holders in that class are being offered $0.50 per share subject to each Employee Option in order to incentivize such holders to participate in the tender offer and to compensate them for the cancellation of such options, as further described in Response #2. In order to prevent the possibility that an offeree would inadvertently choose the $0.50 per option when the offeree was entitled to the larger spread amount, the proposed payment for each option holder is the greater of $0.50 or the spread.

Again, the tender offer does not include the holders of options under the 2000 Plan because the terms of the 2000 Plan differ from those of the 1999 Plan, including with respect to who is eligible to receive options under the plan. The terms of the 2000 Plan expressly permit the Board to effect cancellation of the options under the 2000 Plan in connection with the merger without the consent of any of the holders of the options. However, as a practical matter, the holders of options under the 2000 Plan are receiving consideration according to the same formula as that for the 1999 Plan except that the Company is not paying any consideration for “underwater” options under the 2000 Plan. However, because the holders of Director Options under the 2000 Plan are solely the non-employee directors who comprised the Special Committee which negotiated the terms of the Merger Agreement, it was not considered necessary to provide incentive for such holders to surrender their options if such options were “underwater.” Moreover, because all such holders (again, who are directors of the Company) negotiated the very terms of the Merger Agreement which exclude their participation in the tender offer, and in such position are therefore possessed of substantial information regarding the Company and the tender offer itself, their lack of participation in the tender offer does not present the kind of fraud or manipulation concerns for which the protections of the Exchange Act Rule 13e-4 were enacted1.

Therefore, because the holders of options under both the 1999 Plan and the 2000 Plan are being treated as different classes, the Company believes that the tender offer complies with Rule 13e-4(f)(8)(i).

2.	We note that this offer is structured in a manner that may result in the per option consideration paid to certain option holders being higher than the per option consideration paid to other holders. Please provide us with a legal analysis explaining why such structure is consistent with the best price rule set forth in Exchange Act Rule 13e-4(f)(8)(ii). If the company is attempting to rely on the global exemptive order issued in connection with option exchange offers (March 21, 2001), please demonstrate that the four conditions referenced in such order have been met. Include a fulsome discussion of the compensatory purposes of the offer given that the tender offer is being conducted in connection with the company’s cash-out merger with Goodman Networks. Also explain why the Company believes it would be eligible to rely on such order given that the order appears to be limited to option exchange offers, as opposed to the company’s cash offer.

1 We note that the purpose behind the Williams Act, and by extension Exchange Act Rules 13e-4 and 14d-10, are to prevent “fraudulent, deceptive or manipulative” acts or practices in connection with tender offers. See p. 7, Release No. 34-23421, Amendments to Tender Offer Rules All-Holders and Best-Price (July 11, 1986).

August 6, 2013

Securities and Exchange Commission

Response #2

Exchange Act Rule 13e-4(f)(8)(ii) provides that “[n]o issuer or affiliate shall make a tender offer unless: […] (ii) [t]he consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer.” As noted in Response #1, the Company is treating as a single class holders of options under the 1999 Plan to the extent that the options have the same exercise price that is less than $3.25 per share (and holders of options with an exercise price equal to or greater than $3.25 per share are being treated as a single class (the “underwater” options). Each holder of a particular class will be paid the same consideration under the tender offer as other members of that holder’s class. In essence, there is one formula: each holder receives their per share spread with a floor amount of $0.50 per share. Therefore, the Company respectfully submits that each holder is receiving the same consideration as each other holder in such class and complies with the best price rule.

In addition, and while the “No Action, Interpretive and/or Exemptive Letter: Issuer Exchange Offers Conducted for Compensatory Purposes (March 21, 2001)” (the global exemptive order, or the “Order”) addresses issuer exchange offers, and this Company’s tender offer is being undertaken in connection with a cash-out merger, the Company believes that the purposes underlying the Order are served by applying it to this situation, namely by permitting employees of the Company to be compensated for the cancellation of their options where the underlying security will no longer be trading on a national market post-transaction, a merger transaction benefitting all shareholders which transaction requires such cancellation, and where the terms of the 1999 Plan require their consent to the cancellation of such options.

In the Order, the Staff sets forth four conditions for the application of the exemption:

1.	the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan;
2.	the exchange offer is conducted for compensatory purposes;
3.	the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and
4.	except as exempted in this order, the issuer complies with Rule 13e-4.

First, the Company is a Form S-8 eligible issuer and the options issued under the 1999 Plan were issued under an employee benefit plan as defined under Rule 405.2 While the tender offer at issue is being conducted in connection with a cash-out merger and is not an exchange of securities as discussed in the third prong of the first condition, the second condition of the Order addresses why the lack of this element should not preclude application of the Order, which is that the tender offer is being conducted for compensatory purposes.

2 Please see the Company’s filings on Form S-8 with the following registration numbers: 333-64618 and 333-177254.

August 6, 2013

Securities and Exchange Commission

Because the result of the merger will be that the Company’s securities will no longer be publicly traded, and continuing employees may or may not receive equity compensation from the post-merger, private Surviving Corporation, it was deemed important to the morale of the employees that they be compensated for the cancellation of the Employee Options, rather than the Company merely seeking consent for their cancellation (which consent is required under the terms of the 1999 Plan). In order, therefore, to increase the likelihood of the merger occurring, which merger is considered by the Board of Directors of the Company to be in the best interest of Company shareholders (including its employees), and which merger is conditioned on, among other things, the cancellation of all outstanding Employee Options, it was deemed necessary and appropriate to further the original intent of such options by providing compensation to such employees by conducting a tender offer to offer the payment terms as described in Response #1.

Additionally, while the Company’s non-employee directors will receive the spread on their options if there is one, the employees agreeing to tender their Employee Options under the 1999 Plan will, assuming the consummation of the merger, receive compensation for the cancellation of their Employee Options whether they are “in-the-money” or not since they will receive the greater of the spread or $0.50 per share subject to an Employee Option, to encourage participation in the tender offer, boost morale and to provide compensation to the Company’s hard-working employees.

Finally, the Company believes that by providing copies of the Proxy Statement and the Schedule TO-I to its shareholders, including its employees, that it has complied with the disclosure elements set forth in condition 3 to the Order and that it is otherwise in compliance with Rule 13e-4, as set forth in condition 4. As such, the Company believes that it complies with the best price rule because each class member will receive the same compensation as other members of such class, and that the Order provides an exemption from the application of Rule 13e-4(f)(8)(ii) because the tender offer in the instant transaction is for a compensatory purpose, among the other conditions of the Order.

Conditions, page 14

3.	This section indicates that the offer is conditioned on the satisfaction or waiver of the conditions in the merger agreement “other than those conditions that by their nature cannot be satisfied until the closing date of the merger but that are expected to be satisfied at the closing of the merger.” This section also indicates that the merger agreement sets forth numerous conditions to the completion of the merger, but only one of which is expressly described in this section (in the second paragraph). As currently written, an option holder may not understand which conditions to the merger agreement are also conditions to the tender offer, given the quoted language above. Please revise this section to identify the specific conditions to the tender offer or include a reference to the specific merger conditions on pages 21 and 22 that are also conditions to the tender offer. Alternatively, consider revising or deleting the quoted language to avoid investor confusion, to the extent such revision or deletion is applicable.

August 6, 2013

Securities and Exchange Commission

Response #3

We have revised the language on pages ii, 1, 5, 13, 14 and 16 accordingly in Amendment No. 1 filed today.

4.	Please also explain why the Company states that the condition in the merger agreement relating to eligible options “may have the effect of being” a condition of the offer. It appears that the condition relating to eligible options is in fact a condition to the tender offer itself. Disclosure elsewhere in the Offer to Purchase appears to indicate such. For example, refer to the third paragraph on page 5. Please revise the second paragraph of page 14 accordingly.

Response #4

We have revised the language on pages ii, 1, 5 and 14 accordingly in Amendment No. 1 filed today.

5.	We note the disclosure in the last paragraph of this section that the Company may assert conditions regardless of the circumstances giving rise to any such condition, including any action or omission to act by the Company. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the bidder. Please revise to remove the implication that the conditions may be triggered at the election of the Company.

Response #5

We have revised the language on page 14 accordingly in Amendment No. 1 filed today.

6.	We note the disclosure in the last paragraph of this section relating to the Company extending the expiration date if the Company were to waive any of the conditions described above. Given that this section only expressly lists two conditions and refers to the merger agreement as a source of other conditions, please clarify the specific conditions included in the phrase “described above.”

Response #6

We have revised the language on page 14 accordingly in Amendment No. 1 filed today.

7.	As a reminder, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on this point.

August 6, 2013

Securities and Exchange Commission

Response #7

Rule 13e-4(e)(3) specifies that when a material change occurs in the information that the issuer has published, sent or given to security holders, then the issuer must promptly disseminate disclosure of the material change “in a manner reasonably calculated to inform security holders of the change.” The Company acknowledges this Rule and Rule 13e-4(d)(2), and acknowledges that if an offer condition is triggered during the offer period that it will promptly respond as required by the circumstances, whether by making additional disclosure to holders during the remaining offer period, or if insufficient time remains, by extending the offer period.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

cc:	Steven M. Bell (Multiband Corporation)